Exhibit 99.25
FOR IMMEDIATE RELEASE — March 26, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol - PEF)
PETROFLOW ENERGY LTD. ANNOUNCES 2007 RESERVES INFORMATION
Petroflow Energy Ltd. (“Petroflow” or the “Company”) is pleased to announce the summary results of its year end December 31, 2007 reserve report, (the “Report”) prepared by Haas Petroleum Engineering Services, Inc. (“Haas”) as of January 1, 2008. The properties evaluated in the Report are located in Oklahoma, New Mexico, Texas and Alberta. The Report was prepared for the purpose of evaluating the Company’s Petroleum and Natural Gas Reserves according to the Canadian Oil and Gas Evaluation Handbook (COGEH) with reserve definitions consistent with National Instrument 51-101 Standards of Disclosure for Oil & Gas Activities. In preparing the Report, Haas utilized the January 1, 2008 Summary of Price Forecasts as prepared by McDaniel & Associates Consultants Ltd., an excerpt of which is included below.
SUMMARY HIGHLIGHTS
All of Petroflow’s reserves have been developed since August 2005. The Company initially acquired three producing properties with proved reserves of 1.6 million barrels of oil equivalent (boe) (proved plus probable reserves of 1.7 million boe) as of December 31, 2005. Since that time all growth has occurred through drilling activities, representing a two year compounded growth rate in proved reserves of 357% (proved plus probable reserves of 393%).
The revenue assumptions in the Report are based on new gas contracts which have been finalized under a Letter of Intent. Payments under these new terms are effective January 1, 2008, and have been made for January gas deliveries. Final contracts should be signed within 30 days.
Petroflow is pleased to report the summary highlights of the Report in comparison to the prior year with all dollar amounts in Canadian dollars unless otherwise stated (using a US dollar exchange rate of $USD 1.00 = $CAD 0.9913).
RESERVES
At December 31, 2007 proved plus probable reserves more than doubled, increasing to 26.2 million boe from 12.9 million boe at December 31, 2006, an increase of 103%. Proved plus probable reserves using constant 2007 year end prices were 26.1 million boe.
Total proved reserves also more than doubled, increasing to 20.4 million boe at December 31, 2007 compared to 9.6 million boe at December 31, 2006, an increase of 113%. Total proved reserves using constant 2007 year end prices were 20.3 million boe.
The value of before tax proved and probable reserves (NPV 10%) increased from $177.3 million to $358.1 million, based on forecast prices, an increase of 102%. The Report also quantified the NPV 10% value of proved plus probable reserves using December 31, 2007 constant prices at $309.3 million.
The value of before tax proved reserves (NPV 10%) increased from $145.1 million to $300.6 million, based on forecast prices, an increase of 107%. The Report also quantified the NPV 10% value of proved reserves using December 31, 2007 constant prices at $260.3 million.
All reserves added during 2007 can be attributed to successful drilling operations in Oklahoma and New Mexico.

The following tables provide additional information regarding the reserves and applicable net present values.
Summary of Oil and Gas Reserves
Forecast Prices and Costs

	Oil&		Natural		Natural
	Conden		Gas		Gas
	sate		Liquids
	w.i.*	n.r.i.**	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,366	1,130	1,588	1,270	29,998	24,715
Proved Developed Non Producing	290	236	390	312	4,702	3,810
Proved Undeveloped	842	744	3,201	2,632	41,229	33,187

Total Proved	2,498	2,110	5,179	4,214	75,929	61,712

Probable	650	527	2,293	1,834	16,875	13,587

Grand Total	3,148	2,637	7,472	6,048	92,804	75,299

*	w.i. refers to working interest reserves

**	n.r.i. refers to net revenue interest (after royalty) reserves
Net Present Values of Future Net Revenues
Forecast Prices and Costs

	Before
	Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	297,928	209,242	161,247	131,476
Proved Developed Non Producing	59,873	38,586	28,467	22,556
Proved Undeveloped	306,053	180,270	110,909	68,823

Total Proved	663,854	428,098	300,623	222,855

Probable	165,451	95,962	57,476	34,433

Grand Total	829,305	524,060	358,099	257,268

Summary of Oil and Gas Reserves
Constant Prices and Costs

	Oil&		Natural		Natural
	Conden		Gas		Gas
	sate		Liquids
	w.i.	n.r.i.	w.i.	n.r.i.	w.i.	n.r.i.
Reserve Category	Mbbl	Mbbl	Mbbl	Mbbl	Mmcf	Mmcf
Proved Producing	1,338	1,106	1,588	1,270	29,510	24,315
Proved Developed Non Producing	290	236	390	312	4,596	3,722
Proved Undeveloped	841	744	3,201	2,632	41,120	33,097

Total Proved	2,469	2,086	5,179	4,214	75,226	61,134

Probable	650	527	2,293	1,834	16,875	13,581

Grand Total	3,119	2,613	7,472	6,048	92,101	74,715

*	w.i. refers to working interest reserves

**	n.r.i. refers to net revenue interest (after royalty) reserves

Net Present Values of Future Net Revenues
Constant Prices and Costs

	Before
	Income Taxes
	At 0%	At 5%	At 10%	At 15%
Reserve Category	$000	$000	$000	$000
Proved Producing	254,498	185,748	146,104	120,488
Proved Developed Non Producing	51,156	34,574	26,159	21,014
Proved Undeveloped	244,326	144,942	88,025	52,618

Total Proved	549,980	365,264	260,288	194,120

Probable	141,043	82,407	49,045	28,717

Grand Total	691,023	447,671	309,323	222,837

Summary of Pricing Assumptions
As of December 31, 2007

	WTI	Natural Gas	Natural Gas Liquids
	Cushing	Henry Hub
	($US/bbl)	($US/mmbtu)	($US/gal)

2008 Forecast Prices	90.00	7.75	1.30

December 31, 2007 Constant Prices	95.68	6.80	1.30
Forward-Looking Statements
This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Not for dissemination in the United States of America. This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.